Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

March 28, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Eranga Dias

Re:	Mingteng International Corporation Inc.
Registration Statement on Form F-1, as amended (File No. 333-270953) Request for Acceleration of Effectiveness

Dear Mr. Dias:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mingteng International Corporation Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

Very truly yours,

Mingteng International Corporation Inc.

By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer